UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 28, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 27, 2013 regarding the decision of Turkcell’s Capital Markets Board with respect to the Company’s compliance with Corporate Governance Principles.

Istanbul, May 27, 2013

Announcement regarding Capital Markets Board Decision on our Company’s compliance with Corporate Governance Principles

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

The Capital Markets Board (CMB) decision on May 24, 2013 within the scope of our Company’s compliance with the mandatory Corporate Governance Principles, as published in the CMB’s Weekly Bulletin No. 17 and submitted to our Company on the same date is as presented below.

The resolution issued in the CMB Bulletin (No. 2013/17) dated May 24, 2013:

“With the purpose of determining the precautionary measures to ensure the compliance of Turkcell İletişim Hizmetleri A.Ş. (“Turkcell”) with the article 17 of the Capital Markets Law No. 6362, the Capital Markets Board has decided on the following at its meeting on 24 May 2013:

1. The Capital Markets Board shall request from Turkcell board of directors to call the general assembly meeting ensuring that it is convened within 30 days from the date of the CMB decision in accordance with the paragraph 12 and Section 5 of the Communiqué about Determination and Implementation of the Corporate Governance (Series IV No.56) and Article 410 of Turkish Commercial Code No. 6102.

2. Within the time frame provided by the Capital Markets Board, in case board of directors of Turkcell does not call the general assembly meeting or the general assembly does not approve the necessary resolutions for compliance, the CMB shall, at its own initiative, appoint the minimum number of board members meeting the independency criteria and the required meeting and decision quorums until the new appointments are duly made in accordance with the paragraph 2 of Article 17 of the Capital Markets Law No. 6362 and paragraph 12 and Section 5 of the Communiqué Series IV No. 56.”

(Disclaimer: The above text is a translation of a document prepared in Turkish. This translation has been provided for the convenience of English speaking readers only. The company does not guarantee the accuracy of the translation. In the event that there is any discrepancy between the Turkish and English versions, the Turkish version shall prevail.)

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 28, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 28, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director